UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                  (Rule 13d-4)

                                (Amendment No. 1)


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 ---------------

                         INTERNET SECURITY SYSTEMS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

 Certain Employee Options to Purchase Common Shares, $0.01 Par Value Per Share,
             Having an Exercise Price Greater Than $30.00 Per Share
                         (Title of Class of Securities)


                                   46060X 10 7

                               -------------------

         (CUSIP Number of Class of Securities (Underlying Common Stock))

                                   Sean Bowen
                                 General Counsel
                         Internet Security Systems, Inc.
                               6303 Barfield Road
                                Atlanta, GA 30066
                                  404-236-2600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 ---------------

                                    Copy to:

                      J. Mark Poerio, Esq. Paul, Hastings,
                              Janofsky & Walker LLP
                      1299 Pennsylvania Avenue, 10th Floor
                             Washington, D.C. 20004
                       (202) 508-9500 Fax: (202) 508-9700

                                 ---------------

                                  CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
          Transaction Valuation*                  Amount of Filing Fee**

--------------------------------------------------------------------------------
               $12,987,521                               $1,050.69

--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 1,445,467 common shares of Internet Security Systems, Inc. having an aggregate value of $12,987,521 as of October 24, 2003 will be tendered by eligible employees pursuant to this offer. The aggregate value of such options was calculated based on the Black Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction

** Previously paid.

                                -----------------

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:             Not Applicable
               Form or Registration No.:           Not Applicable
               Filing party:                       Not Applicable
               Date filed:                         Not Applicable

[_]   Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [_]   third party tender offer subject to Rule 14d-1.
                  [X]   issuer tender offer subject to Rule 13e-4.
                  [_]   going-private transaction subject to Rule 13e-3.
                  [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Introduction

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Internet Security Systems, Inc. (the "Company") with the Securities and Exchange Commission on October 29, 2003 (the "Schedule TO"), relating to an offer by the Company to exchange all options having an exercise price exceeding $30.00 per share (the "Options") held by certain of the Company's employees under the Company's Restated 1995 Stock Incentive Plan, as Amended (the " Plan") to purchase shares of the Company's common stock, $0.01 par value (the "Common Shares"), for new options (the "New Options") to purchase the Common Shares to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), which were filed as Exhibits (a)(1) and (2) to the Schedule TO.

      This Amendment No. 1 amends and supplements the Schedule TO, the Offer to Exchange and the Letter of Transmittal, as set forth below:

               1. The fifth sentence in the third paragraph in Section 3 of the Offer to Exchange is hereby amended and restated in to read in its entirety as follows:

               We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in tenders; provided that any waiver of a defect will apply equally to all options and all option holders.

               2. The only sentence in the fifth paragraph of Section 3 of the Offer to Exchange is hereby amended to remove the phrase "currently expect that we".

               3. A new sentence has been added at the end of the second paragraph of Section 4 of the Offer to Exchange as follows:

               Further, you may withdraw your tendered options if we have not accepted them on or before the fortieth business day after October 29, 2003.

               4. The first three sentences of the third paragraph of Section 5 of the Offer to Exchange are hereby amended to read in their entirety as follows:

               For purposes of the Offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn on the Expiration Date unless we have extended the Expiration Date pursuant to the procedures described herein. You will receive oral or written notice of our acceptance for exchange of such options, which may be by company-wide email or press release. Subject to our rights to extend, terminate and amend the Offer, we will accept promptly after the Expiration Date of the Offer all properly tendered options that are not validly withdrawn.

               5. The first paragraph of Section 7 of the Offer to Exchange is hereby amended to clarify that the occurrence of any events giving rise to the Company's right to terminate, amend or postpone the Offer will be made in the Company's reasonable judgment and that actions or omissions to act by the Company will not form the basis for any such termination, amendment or postponement.

               6. The sentence reading "I have read, understand and agree to all of the terms and conditions of the Offer" on page three of the Letter of Transmittal has been deleted.

Item 12.  Exhibits.

        (a)    (1) Offer to Exchange dated October 29, 2003.

               (2) Letter of Transmittal.

               (3) Form of Letter to Option Holders Regarding Offer.*

               (4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*

               (5) Announcement from Tom Noonan sent to employees of the Company on October 29, 2003.*

               (6) PowerPoint summary presentation about the Offer to Exchange.*

               (7) Press Release dated October 29, 2003.*

               (8) Election to Decline Offer.*

               (9) Form of reminder notice to be emailed to employees.*

               (10) Form of email regarding overview presentation.*

               (11) Form of email regarding webinar overview presentation.*

               (12) Email transmittal for revised Offer to Exchange and Letter of Transmittal.

        (b)    Not applicable.

        (d) Internet Security Systems, Inc. Restated 1995 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-8 (registration no. 333-100954) filed on November 1, 2002).

        (g)    Not applicable.

        (h)    Not applicable.
--------------------------------------------------------------------------------

        *Previously filed.

Item 13.   Information Required by Schedule 13E-3.

               Not applicable.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            INTERNET SECURITY SYSTEMS, INC.


                                            By: /s/ Richard Macchia
                                                --------------------------------
                                                 Richard Macchia
                                                 Chief Financial Officer

Date:  November 12, 2003.

                                INDEX TO EXHIBITS

      Exhibit Number                           Description
      --------------                           -----------

          (a)(1)       Offer to Exchange dated October 29, 2003.

          (a)(2)       Letter of Transmittal.

          (a)(3)       Form of Letter to Option Holders Regarding Offer.*

          (a)(4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*

          (a)(5) Announcement from Tom Noonan sent to employees of the Company on October 29, 2003.*

          (a)(6) PowerPoint summary presentation about the Offer to Exchange.*

          (a)(7)       Press Release dated October 29, 2003.*

          (a)(8)       Election to Decline Offer.*

          (a)(9)       Form of reminder email to be emailed to employees.*

          (a)(10)      Form of email regarding overview presentation.*

          (a)(11)      Form of email regarding webinar overview presentation.*

          (a)(12) Email transmittal for revised Offer to Exchange and Letter of Transmittal.

            (b)        Not applicable.

            (d) Internet Security Systems, Inc. Restated 1995 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-8 (registration no. 333-100954) filed on November 1, 2002).

            (g)        Not applicable.

            (h)        Not applicable.

* Previously filed.